Mail Stop 4561

May 15, 2007

By U.S. Mail and Facsimile to (617) 523-1231

Richard P. Orsillo
Senior Vice President and Chief Financial Officer
Northway Financial, Inc.
9 Main Street
Berlin, New Hampshire 03570

Re: Northway Financial, Inc.
Schedule 13E-3 filed April 16, 2007
File No. 005-78592
Preliminary Proxy Statement on Schedule 14A
File No. 000-23129-33

Dear Mr. Orsillo:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1. In your amended filing, please include the cover page of the Schedule 14A and all of the information it requires.

2. Please revise the proxy statement to clarify that it is in preliminary form.

3. Please include page numbers in all drafts of the document.

Stockholder Letter

4. Please revise so that the primary purpose of this transaction is more prominent. Please disclose either in proposal (1) or immediately following the three listed proposals that the primary effect of the transaction is to terminate the registration of Northway's common stock and to suspend its reporting obligations with the SEC. Make corresponding changes in the Summary.

Proxy Statement Cover Page

5. Please revise to state that a majority vote is required for the proposals to pass, and that approximately 15% of the shares are owned by insiders and are expected to be voted in favor.

6. Disclose prominently here or in the letter to shareholders that dissenters' rights are available to shareholders who perfect dissenters' rights.

Forward-Looking Statements

7. We note your reference to the Private Securities Litigation Reform Act. Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with going-private transactions. Please delete the reference to the Reform Act safe harbor or revise to clearly state that its protections do not apply to forward-looking statements made in connection with this transaction.

Summary Term Sheet

8. The summary term sheet should provide a summary of the disclosure and not merely a cross reference to the body of the document. In this regard, we note in particular the sections "Reasons for the Split Transaction" and "Interests of Certain Persons in the Split Transaction." Please revise.

9.   The introductory paragraph at the beginning of this section states that Northway intends for street name beneficiaries to be treated in the same way as beneficial owners for purposes of the reverse stock split, but that nominees "may choose not to effect the split transaction on street name shares." Shareholders must understand the impact of the reverse stock split on them in making an informed voting decision. How can their vote be informed if they are not able to determine whether they will continue as a shareholder of Northway or not, because this will be determined by the nominee through which they hold their shares? Even if as you suggest shareholders can call their nominees to learn this information, this would appear to be treating similarly situated shareholders differently, depending on the actions of the nominees and would also appear to constitute material information that does not appear in the proxy statement. With a view to further disclosure, explain in your response letter what Northway can do to eliminate these problems and to ensure that shareholders receive in the proxy statement all of the disclosure they need to make an informed vote on the proposals.

10.   See our comment no. 9 above. Subject to possible revision to the disclosure document in response to that comment, consider the need to explain or define the difference between holding shares in "street name" versus being an individual record holder. As currently structured, this distinction is important to determining the effect of the adoption of these proposals on an individual shareholder. Although you briefly define "street name" ownership in the "Introduction" section, this term is not explained the first time you use it in the proxy materials, nor is "record" ownership explained.

11.   Under "Vote Required for Approval," you note that although the reverse and forward stock splits are two separate proposals, neither of the splits will be implemented unless the reverse stock split is approved by shareholders. Thus it appears that the forward stock split is effectively conditioned on the approval of the reverse stock split. Please indicate this on the proxy card. In addition, in an appropriate section of the proxy statement, note that the reverse stock split may be approved even if the forward stock split is not, and discuss the implications for shareholders.

12.   We note that under Item 1 of your Schedule 13E-3 you indicate that the required disclosure is provided in the proxy statement under "Summary Term Sheet" and the Q&A. Please note that Schedule 13E-3 requires the Item 1 information to be disclosed in the Summary Term Sheet of the proxy statement. Please revise accordingly. We note, for example, that the Q&A, but not the Summary Term Sheet, states that the board has determined that the split transaction is advisable and in the best interests of the company's stockholders.

Appraisal Rights

13.   Revise to include the procedures required to perfect holders' dissenters' rights.

Questions and Answers

14. Please revise this section so that it does not unnecessarily repeat the summary, but rather serves a discreet purpose, such as answering the most asked questions or covering mechanical details.

15. In a going private transaction, Item 1014 of Regulation M-A requires each filing person to state and support its position regarding the fairness of the transaction to unaffiliated shareholders as a separate group. Please revise under "What is the recommendation of the Board regarding the proposal?" and throughout the proxy statement to make the required fairness determination. Note that in addressing fairness, the Board must address fairness to both those shareholders being cashed out in the reverse stock split, and those who will remain as shareholders of the company going forward.

16. See our comment no. 15 above. Disclose in this section the number and percentage of shares held by insiders who have indicated that they will vote in favor of the reverse and forward splits.

Background of the Split Transaction

17. The statement, "Becoming a non-SEC reporting company will allow us to avoid these costs and expenses" suggests that all the projected costs will be eliminated as a result of the planned transaction. Elsewhere, however, you indicate that the company will continue to provide shareholders with annual reports. Please revise this sentence as appropriate.

18. Although we understand that you filed the Northeast Capital opinion as an exhibit to your Schedule 13E-3, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, confirm on a supplemental basis that you have described in detail all oral presentations made to the board by Northeast Capital concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the board such as board books, slides, etc. Some materials which we believe should be filed as exhibits to the Schedule 13E-3 and/or described in the proxy statement include: (i) the June 21, 2006 report by Northeast Capital; (ii) any updates to that report from June through October 2006; (iii) the October 9, 2006 by Northeast Capital; (iv) the December 2006 data prepared by Northeast Capital and presented to management; (v) the January 30, 2007 presentation by Northeast to management; and (vi) any updates or other reports, whether oral or written.

Substantive Fairness

19.   In identifying as a beneficial factor the opportunity of smaller shareholders to purchase additional shares so as to hold 400+ shares, please revise to take into account your disclosure that because of the limited trading volume of the company's shares, the chance to purchase additional shares may only be theoretical.

20.   It is not clear how the fact that stockholders currently receive a limited benefit from the company's status as a reporting company is a positive factor with respect to the 13e-3 transaction. Please delete or revise to clarify.

21.   Similarly delete or revise the bullet point that discusses the infrequent trading of the company's shares and the limited liquidity of those shares.

22.   Revise to clarify how "certainty of value" is a benefit to non-continuing shareholders.

23.   Expand the first bullet point relating to the potentially negative factors to disclose the significant differences between the periodic, quarterly and annual reports required under the federal securities laws and the reports that you file with the FRB, FDIC and the Commissioner. In addition to the substantive differences, address differences in the timing of disclosure, including the loss of the requirement for current reports.

Procedural Fairness

24.   It is not clear how the fact that the transaction is being effected in accordance with state law is a benefit to shareholders. Please revise.

25.   Please revise the bullet point discussing the opportunity shareholders will have to sell their holdings to less than 400 shares to reflect your disclosure that because of the limited trading volume of the company's shares, the chance to sell shares prior to the time of the transaction may only be theoretical.

Fairness of the Split Transaction

26.   See our comment no. 25 above. Expand this section to separately address fairness to those shareholders being cashed out in the split and those who will remain as holders of shares that will not longer be registered under Section 12 of the Exchange Act.

27.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant when assessing the fairness of the consideration to be offered to unaffiliated shareholders. To the extent that the Board did not consider any one or more of those factors, or considered them but gave them little weight in the context of this transaction, this fact may be an important part of the Board's decision-making process that should be explained for shareholders. Please revise to discuss how the Board considered each of the Instruction 2 factors, or to explain why it did not consider certain

of those factors, in reaching its fairness determination.

28.   We assume the affiliates of Northway are individually taking a position on the fairness of the reverse and forward splits because you believe they are individually engaged in this going private transaction. If so, they must also be listed as filers on the Schedule 13E-3 and must each sign that Schedule in their individual capacities. Please revise or advise.

Fairness Opinion of Northeast Capital

29.   We note your disclosure that Northeast Capital reviewed "certain forecasts and supporting information prepared by the Company's management" as well as "discussions with Northway's management regarding…management's opinion of future business prospects for Northway, including financial forecasts and projections of the Company prepared by management." Please note that any non-public information, including projections, provided to Northeast Capital in formulating its analysis should be summarized in the filing. If such information was used, please indicate whether the Board reviewed, for accuracy and completeness, this information and whether and how the Board determined that the financial advisor's reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Northeast Capital and used to formulate its opinion, including the specific assumptions outlined in Northeast Capital's fairness opinion.

30.   To the extent that the projections that have been disclosed and will be disclosed have not been prepared in accordance with GAAP, advise us what consideration you have given to whether they require additional disclosure pursuant to Rule 100(a) of Regulation G.

31.   Under "Summary of Financial Analyses," fill in the blanks for the date of the updated fairness opinion provided by Northeast. See our comment above regarding the need to file as exhibits and describe both preliminary or draft as well as final reports.

Appraisal Rights and Dissenters' Rights

32.   You state that appraisal rights *may* be available under state law. Please revise to clarify the conditions under which they are or are not available.

33.   Revise this section to disclose the procedures required to perfect holders' dissenters' rights.

Selected Historical and Pro Forma Financial Data

34.   Please remove the qualification found in the first paragraph of this section. Security holders are entitled to rely upon the information presented in the disclosure document.

35.   Please revise to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Elements of Compensation

36.   We note that you mention that Mr. Woodward receives additional benefits and that his total compensation set forth in the Summary Compensation Table is notably greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please revise your Compensation Discussion and Analysis to address the difference. Please also refer to Item 402(b)(2)(viii).

37.   Instead of using the word "certain," please identify the officers with whom the company has entered into employment agreements and change-in-control agreements.

Process

38.   In discussing process, you state that there are various objectives and benchmarks against which individual performance is measured, but you provide very little detail as to the nature of these objectives and benchmarks. Please revise to describe more specifically the criteria, objectives, and benchmarks used for making compensation decisions. To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this. Refer to Item 402(b)(2)(v) of Regulation S-K.

39.   Please revise to disclose more specifically the degree to which increases in salary or bonuses require an increase in the employee's production levels. In other words, what is the degree of difficulty involved in reaching a higher benchmark and obtaining a corresponding increase in compensation?

40.   Please disclose the benchmarks based on the comparative compensation of other financial institutions and identify the members of the peer group. Refer to Item 402(b)(2)(xiv).

Annual Cash Bonuses

41.   Please expand the disclosure to specify how and to what extent individual performance and the bank's performance are used as the basis for determining cash bonus payments. For example, disclose the targets or other measures used to determine the bank's performance. Clarify whether individual performance is only considered if the company's performance exceeds a certain measure. If there is a base company performance necessary to consider individual performance, disclose that base. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Information Incorporated by Reference

42.   Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed with the SEC. If you wish to incorporate by reference such future filings, you must amend these filings to specifically name them. Please remove the last paragraph beginning on page 54 and ending on the top of page 55.

Available Information

43.   Please note that the address of the SEC has changed. The SEC's Public Reference Room is now at 100 F Street, N.E., Washington DC 20549.

Preliminary Proxy Card

44.   Please revise to indicate that this proxy card is in preliminary form. See Rule 14a-6(e)(1) of Regulation 14A.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: William P. Mayer, Esq.
Goodwin Procter LLP
One Exchange Place
Boston, Massachusetts 02109